Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF CORRECTION OF "FREMON SCIENTIFIC,

INC.", FILED IN THIS OFFICE ON THE TENTH DAY OF JANUARY, A.D.

2022, AT 11:34 O`CLOCK P.M.





Jeffrey W. Bullock, Secretary of State

5317786 8100
SR# 20220085344

Authentication: 202373394
Date: 01-11-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:34 PM 01/10/2022
FILED 11:34 PM 01/10/2022
SR 20220085344 - File Number 5317786

CERTIFICATE OF CORRECTION
OF
CERTIFICATE OF INCORPORATION
OF
FREMON SCIENTIFIC, INC.

FreMon Scientific, Inc. (the "***Corporation***"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "***DGCL***"), hereby certifies that:

1. The name of the Corporation is FreMon Scientific, Inc.

2. The Corporation's Certificate of Incorporation was originally filed with the Secretary of State of the State of Delaware on April 11, 2013, and was later amended on June 10, 2016, March 6, 2018 and January 7, 2022 (as amended, the "***Certificate***") and the Certificate requires correction as permitted by Section 103(f) of the DGCL.

3. The inaccuracy or defect of said Certificate of Incorporation is that Article FOURTH has two typographical errors and incorrectly stated (i) the number of shares of all classes of stock which the Corporation shall have authority to issue and (ii) the number of shares consisting of Common Stock.

4. Article FOURTH of the Certificate is hereby corrected to read in its entirety as follows:

> "The total number of shares of all classes of stock which the Corporation shall have authority to issue is 4,095,000 shares, consisting of 4,000,000 shares of Common Stock, $0.001 par value per share, and 95,000 shares of Class NC Common Stock, $0.001 par value per share. Holders of the Common Stock and Class NC Common Stock shall each be entitled to one vote for each share held at all meetings of stockholders (and written consents in lieu of meetings). Holders of Class NC Common Stock shall vote together with the holders of Common Stock as a single class and shall have voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled to notice of any stockholder meeting in accordance with the bylaws of the Corporation."

5. All other provisions of the Certificate remain unchanged.

[*Signature page follows*]

262417070 v2

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Correction to be signed by its Chief Executive Officer on this January 10, 2022.

/s/ Farideh Bischoff
Name: Farideh Bischoff
Title:　Chief Executive Officer

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF VALIDATION OF "FREMON SCIENTIFIC, INC.", FILED IN THIS OFFICE ON THE ELEVENTH DAY OF DECEMBER, A.D. 2018, AT 1:45 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State



5317786 8100
SR# 20190034004

Authentication: 202040382
Date: 01-08-19

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:45 PM 12/11/2018
FILED 01:45 PM 12/11/2018
SR 20190034004 - File Number 5317786

CERTIFICATE OF VALIDATION
OF
CERTIFICATE OF INCORPORATION
OF
FREMON SCIENTIFIC, INC.

Pursuant to Section 204 of the
General Corporation Law of the State of Delaware

December 10, 2018

The undersigned, being a duly authorized officer of FreMon Scientific, Inc., a Delaware corporation (the "**Corporation**"), and acting in accordance with Section 204(e) of the General Corporation Law of the State of Delaware (the "**DGCL**"), hereby issues this Certificate of Validation stating that:

1. For purposes of ratifying and validating in all respects otherwise defective corporate acts in accordance with Section 204 of the DGCL, (i) the Corporation's Board of Directors (the "**Board**") adopted certain resolutions by Action by Written Consent of the Board, attached hereto as **Exhibit A**, and (ii) the holders of a majority of the validly issued and outstanding shares of Common Stock of the Corporation (the "**Approving Stockholders**") adopted certain resolutions by Action by Written Consent of the Stockholders, attached hereto as **Exhibit B** (collectively, the "**Resolutions**").

2. The Resolutions were duly adopted by the Board and the Approving Stockholders as of the date first above written.

3. The Resolutions were duly adopted in accordance with Section 204 of the DGCL and all other applicable laws.

4. The Resolutions were adopted to ratify and validate the following defective corporate act pursuant to Section 204 of the DGCL: without receiving the Board and the Approving Stockholders' authorization and approval for an increase to the Corporation's number of authorized shares and the filing of a Certificate of Amendment to the Certificate of Incorporation of the Corporation (a "**Certificate of Amendment**") with the Delaware Secretary of State to effect such an increase in accordance with Section 242 of the DGCL prior to March 7, 2018, the issuance of 336,816 shares of the Corporation's Common Stock (the "**Common Stock**") on and since March 7, 2018 to certain of the Corporation's stockholders, which resulted in the issuance of 293,655 shares of Common Stock in excess of the number of shares of Common Stock that the Corporation was authorized to issue under its Certificate of Incorporation then and currently in effect and Section 161 of the DGCL (the "**Defective Corporate Act**").

5. A Certificate of Amendment, authorizing the issuance of a number of shares of Common Stock that, if such Certificate of Amendment would have been filed with the Delaware Secretary of State prior to the Defective Corporate Act, would have prevented the occurrence of such Defective Corporate Act, is attached hereto as **Exhibit C**, and such Certificate of

Amendment shall be deemed to have become effective pursuant to Section 204 of the DGCL as of March 6, 2018 at 12:01 AM.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Validation to be signed by its duly authorized officer as of the date first written above.

FREMON SCIENTIFIC, INC.



By: Frederick Thacher
Its: Chief Executive Officer

EXHIBIT A

Board Resolutions

1. **Ratification of the Sale of Common Stock under Section 204 of the DGCL**

WHEREAS, the Board has determined that there are certain corporate irregularities that create uncertainty with respect to the valid issuance of shares of the Corporation's capital stock;

WHEREAS, Section 204 of the DGCL provides that no defective corporate act or putative stock shall be void or voidable solely as a result of a failure of authorization if ratified as provided therein;

WHEREAS, in connection with ratification under Section 204 of the DGCL, a corporation's board of directors must adopt resolutions stating:

   a. the defective corporate act to be ratified;
   b. the date of the defective corporate act;
   c. if such defective corporate act involved the issuance of shares of putative stock, the number and type of shares of putative stock issued and the date upon which such putative shares were purported to have been issued;
   d. the nature of the failure of authorization in respect of the defective corporate act to be ratified; and
   e. that the board of directors approves the ratification of the defective corporate act;

WHEREAS, as of March 6, 2018, the Corporation had issued 2,456,839 of the 2,500,000 shares of Common Stock (the "**Currently Authorized Number of Shares**") authorized by the Corporation's then and currently existing Certificate of Incorporation, as filed with the Delaware Secretary of State on June 10, 2016 (the "**Existing Certificate**");

WHEREAS, on March 7, 2018, the Board approved the initial closing of a financing transaction (the "**Common Stock Financing**"), pursuant to which the Corporation had offered for sale up to $3,000,000 of its common stock to certain investors pursuant to the terms of a subscription agreement with each such investor;

WHEREAS, pursuant to the Common Stock Financing, on and since March 7, 2018, the Corporation has sold and issued 336,816 additional shares of its Common Stock to certain of the stockholders of the Corporation on the dates and in the amounts set forth below (the "**Sale of Common Stock**"):

Certificate Number	Number of Shares of Common Stock	Date of Sale
C0032	27,836	3/7/2018
C0033	8,351	3/7/2018
C0034	27,836	3/28/2018
C0035	5,567	3/7/2018

C0036	12,000	3/7/2018
C0037	2,783	3/7/2018
C0038	5,567	3/7/2018
C0039	5,575	3/7/2018
C0040	5,567	3/7/2018
C0041	2,784	3/7/2018
C0042	1,113	3/7/2018
C0043	2,784	3/7/2018
C0044	5,050	3/7/2018
C0045	2,783	3/7/2018
C0046	1,113	3/7/2018
C0047	5,567	3/7/2018
C0048	5,567	3/7/2018
C0049	5,567	3/7/2018
C0050	5,567	3/7/2018
C0051	2,783	3/7/2018
C0052	2,783	3/7/2018
C0053	4,000	3/7/2018
C0054	5,954	3/7/2018
C0055	11,134	3/7/2018
C0056	2,784	3/7/2018
C0057	5,567	3/7/2018
C0058	5,567	3/7/2018
C0059	5,567	3/7/2018
C0060	8,350	3/7/2018
C0062	5,567	3/7/2018
C0063	1,113	3/7/2018
C0065	1,120	3/7/2018
C0066	1,671	6/29/2018
C0067	5,567	7/19/2018
C0068	5,567	7/30/2018
C0069	11,134	8/16/2018
C0070	11,134	8/18/2018
C0071	5,567	8/28/2018
C0072	5,567	9/7/2018
C0073	1,671	9/7/2018
C0074	517	3/7/2018
C0075	1,671	9/12/2018
C0076	560	9/17/2018
C0077	5,567	9/17/2018
C0078	2,784	8/6/2018

C0079	11,134	8/8/2018
C0080	5,567	8/8/2018
C0081	2,784	8/10/2018
C0082	5,567	8/10/2018
C0083	2,227	8/13/2018
C0084	17,815	8/19/2018
C0085	2,784	8/22/2018
C0086	2,784	8/31/2018
C0087	2,784	9/6/2018
C0088	11,134	9/21/2018
C0089	6,425	9/23/2018
C0090	2,784	9/28/2018
C0091	2,784	10/4/2018
	Total: 336,816	

WHEREAS, the Sale of Common Stock has resulted in the Corporation having issued, as of October 4, 2018 and the date hereof, 293,655 shares of its Common Stock in excess of the Currently Authorized Number of Shares as authorized by the Corporation's Existing Certificate and Section 161 of the DGCL;

WHEREAS, due to an administrative oversight, the Corporation's directors and stockholders did not authorize and approve the filing of a Certificate of Amendment in accordance with Section 242(b) of the DGCL prior to the Sale of Common Stock and a Certificate of Amendment was therefore not filed with the Secretary of State of the State of Delaware;

WHEREAS, the Sale of Common Stock is arguably a defective corporate act because the Corporation failed to, prior to the Sale of Common Stock, obtain the approval of its stockholders and the Board for an increase in the Corporation's number of authorized shares and file a Certificate of Amendment in accordance with Section 242 of the DGCL; and

WHEREAS, for the avoidance of doubt, the Board has determined and recommended that it is advisable and in the best interests of the Corporation and its stockholders to ratify the Sale of Common Stock pursuant to and in accordance with Section 204 of the DGCL (the "**Ratification**").

NOW, THEREFORE, BE IT RESOLVED, that the Sale of Common Stock is the defective corporate act to be ratified by the Ratification;

RESOLVED FURTHER, that the Sale of Common Stock was effectuated by the officers of the Corporation on various dates from and on March 7, 2018 to and on October 4, 2018, to the stockholders and in the amounts as set forth above;

RESOLVED FURTHER, that the Board hereby identifies the nature of the failure of authorization in respect of the Sale of Common Stock as an administrative oversight and the Corporation having an insufficient number of unissued authorized shares to fully provide for the Sale of Common Stock;

RESOLVED FURTHER, that, pursuant to and in accordance with Section 204 of the DGCL, the Sale of Common Stock to be ratified by the Ratification be, and hereby is, approved, adopted, confirmed and ratified in all respects;

RESOLVED FURTHER, that the shares of Common Stock previously issued in connection with the Sale of Common Stock and in accordance with these resolutions shall be considered validly issued, fully paid and nonassessable as of the date of issuance;

RESOLVED FURTHER, that the shares of Common Stock previously issued in connection with the Sale of Common Stock have been offered and sold in accordance with the terms of the exemption from qualification pursuant to federal and state securities laws;

RESOLVED FURTHER, that, from and after the validation effective time of the Ratification as provided in Section 204 of the DGCL, the Sale of Common Stock ratified by the Ratification shall be a valid corporate act of the Corporation for all purposes, effective as of the time originally taken;

RESOLVED FURTHER, that the officers of the Corporation are hereby authorized, in the name and on behalf of the Corporation, to provide notice of the adoption of these resolutions required by Section 204(g) of the DGCL at such time as any such officer deems advisable (the advisability of which shall be conclusively evidenced by providing such notice);

RESOLVED FURTHER, that, any time before the validation effective time (as defined in Section 204 of the DGCL) in respect of the Ratification, the Board may abandon such Ratification; and

RESOLVED FURTHER, that, in addition to the ratification permitted by Section 204 of the DGCL, the Board hereby approves, adopts, confirms and ratifies the defective corporate act as set forth above or otherwise contemplated by these resolutions for all purposes of, and to the fullest extent permitted by, the common law of Delaware and any other applicable law.

2. **Approval of Amendment to the Certificate of Incorporation**

WHEREAS, in furtherance of the Sale of Common Stock duly ratified in the foregoing resolutions, the Board has determined that it is in the best interests of the Corporation to amend the Corporation's Existing Certificate in order to increase the number of shares the Corporation is authorized to issue from 2,500,000 shares to 4,000,000 shares.

NOW, THEREFORE, BE IT RESOLVED, that Article Fourth of the Corporation's Existing Certificate is hereby amended in its entirety to read as follows:

"The total number of shares of all classes of stock which the Corporation shall have authority to issue is 4,000,000 shares, consisting of 4,000,000 shares of Common Stock, $0.001 par value per share (the "Common Stock")."

RESOLVED FURTHER, that the Certificate of Amendment to the Certificate of Incorporation of the Corporation in substantially the form attached hereto as Exhibit A (the "**Certificate of Amendment**"), setting forth the foregoing amendment, is hereby authorized, approved and adopted;

RESOLVED FURTHER, that the Certificate of Amendment shall be deemed effective as of March 6, 2018; and

RESOLVED FURTHER, that the officers of the Corporation be, and each of them hereby is, authorized and directed to file, or cause to be filed, the Certificate of Amendment with the Secretary of State of the State of Delaware to effectuate the foregoing amendment in the official records of the Secretary of State, with any such non-substantive changes or modifications from the language set forth on the form attached hereto as Exhibit A as they shall deem necessary or appropriate in their sole discretion.

3. **Approval of Certificate of Validation**

WHEREAS, pursuant to Section 204(e) of the DGCL, the Corporation must file a Certificate of Validation in connection with the Ratification of the Sale of Common Stock; and

WHEREAS, pursuant to Section 204(e) of the DGCL, the Certificate of Validation may attach the Certificate of Amendment in lieu of filing the Certificate of Amendment.

NOW, THEREFORE, BE IT RESOLVED, that the Certificate of Validation in substantially the form attached hereto as Exhibit B (the "**Certificate of Validation**"), setting forth all information required by Section 204(e) of the DGCL and attaching the Certificate of Amendment thereto, is hereby authorized, approved and adopted; and

RESOLVED FURTHER, that the officers of the Corporation be, and each of them hereby is, authorized and directed to file, or cause to be filed, the Certificate of Validation with the Secretary of State of the State of Delaware to effectuate the foregoing amendment in the official records of the Secretary of State, with any such non-substantive changes or modifications from the language set forth on the form attached hereto as Exhibit B as they shall deem necessary or appropriate in their sole discretion.

4. **Omnibus Resolutions**

RESOLVED, that each officer of the Corporation (acting alone) is hereby authorized to take any and all actions and to execute and deliver any and all instruments, agreements and other documents, in the name of and on behalf of the Corporation, as any such officer deems advisable (the advisability of which shall be conclusively evidenced by the taking of such action or the execution and delivery of such instrument, agreement or document), to carry out the intent and accomplish the purposes of the foregoing resolutions;

RESOLVED, that the taking by any officer of the Corporation of any action authorized to be taken by such person in any of the preceding resolutions shall conclusively evidence the due authorization thereof by the Corporation; and

RESOLVED, that all actions heretofore taken by any director, officer or agent of the Corporation, for and on behalf of the Corporation, with respect to any of the matters referenced in the foregoing resolutions are hereby ratified, approved and confirmed in all respects.

EXHIBIT B

Stockholder Resolutions

Approval of Board Resolutions Approving the Sale of Common Stock, Amendment to the Certificate of Incorporation, and Certificate of Validation

WHEREAS, the undersigned have been informed that, as more fully described in the resolutions of the Board of Directors of the Corporation (the "**Board**") attached hereto as Exhibit A (the "**Resolutions**"), there may be certain corporate irregularities that created uncertainty regarding the validity of the Sale of Common Stock, as identified and defined in Exhibit A;

WHEREAS, in order to ratify the Sale of Common Stock and file the required related Certificates with the Secretary of State of Delaware, the Board has adopted the Resolutions pursuant to Section 204 of the DGCL; and

WHEREAS, the undersigned wish to take the following actions to approve the ratification of the Sale of Common Stock and file the required related Certificates.

NOW, THEREFORE, BE IT RESOLVED, that the Resolutions attached hereto as Exhibit A are incorporated herein by reference and, pursuant to Section 204 of the DGCL, such Resolutions, including the ratification of the Sale of Common Stock, and the approval of the Certificate of Amendment and the Certificate of Validation, are hereby approved, adopted and authorized in all respects.

EXHIBIT C

**Certificate of Amendment to the
Certificate of Incorporation of
FreMon Scientific, Inc.**

(See attached)

CERTIFICATE OF AMENDMENT
TO THE
CERTIFICATE OF INCORPORATION
OF
FREMON SCIENTIFIC, INC.

It is hereby certified that:

1.   The current name of the corporation is FreMon Scientific, Inc. (the "Corporation").

2.   The Corporation filed its Certificate of Incorporation with the Delaware Secretary of State on April 11, 2013, and later amended such certificate on June 10, 2016 (as amended, the "Certificate").

3.   The Certificate of the Corporation is hereby amended as follows:

By deleting Article Fourth in its entirety and replacing it with the following:

> "The total number of shares of all classes of stock which the Corporation shall have authority to issue is 4,000,000 shares, consisting of 4,000,000 shares of Common Stock, $0.001 par value per share (the "Common Stock")."